EXHIBIT 12

TENNECO INC. AND CONSOLIDATED SUBSIDIARIES
COMBINED WITH 50% OR LESS OWNED UNCONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

	Three Months Ended March 31,
	2016	2015
	(Millions)
Net income attributable to Tenneco Inc.	$57	$49
Add:
Interest expense	18	16
Portion of rental representative of the interest factor	5	5
Income Tax Expense (Benefit)	34	41
Noncontrolling interests	15	14
Amortization of interest capitalized	1	1
Earnings as defined	$130	$126
Interest expense	18	16
Interest capitalized	1	1
Portion of rentals representative of the interest factor	5	5
Fixed charges as defined	$24	$22
Ratio of earnings to fixed charges	5.42	5.73